

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
David Suleski
Chief Financial Officer
Rare Element Resources Ltd.
225 Union Blvd, Suite 250
Lakewood, CO 80228

>   **Re: Rare Element Resources Ltd.**
>   **Form 10-K for Fiscal Year Ended June 30, 2011**
>   **Filed September 28, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
>   **Filed May 10, 2012**
>   **File No. 001-34852**

Dear Mr. Suleski:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining